UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of November 2005

FIAT S.p.A.
(Translation of Registrant’s name into English)

Via Nizza 250
Torino, Italy 10126
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X] Form 40-F [ ]

(Indicate by check mark whether the registrant by
furnishing the information contained in the form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes [ ] No [X]

TABLE OF CONTENTS

COMPLETION OF THE SALE TO FIAT OF ENEL’S INTEREST IN LEASYS

SIGNATURES

COMPLETION OF THE SALE TO FIAT OF ENEL’S INTEREST IN LEASYS

Turin/Rome, November 30, 2005 - After receiving authorization from the antitrust authorities, Enel sold today to Fiat 49% of the capital stock of Leasys S.p.A. for a consideration of 33.5 million euros, determined on the basis of the criteria set forth in the agreement signed between the parties on September 30, 2005.

The company was established in September 2001 as a joint venture between Fiat and Enel. With revenues of 388 million euros reported in 2004, Leasys is market leader in Italy for long-term vehicle rental, with a fleet of over 86,000 vehicles.

Following the completion of the transaction, Fiat owns 100% of the capital stock of Leasys through its subsidiary Fidis Renting Italia S.p.A.

The transaction is in line with Fiat’s target to strengthen its position in the market of long-term rentals in Italy, and with Enel’s objective to focus on its energy core business.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 30, 2005

FIAT S.p.A.

BY: /s/ Mario Rosario Maglione
_____________________________

Mario Rosario Maglione

Power of Attorney